Powell Goldstein LLP
One Atlantic Center
1201 W. Peachtree Street
14th Floor
Atlanta, Georgia 30309

September 15, 2008

Via EDGAR and Overnight Delivery

For Commission Use Only

Jay E. Ingram
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 First Street, N.E.
Washington, D.C.  20249

Re:	Health Discovery Corporation
Registration Statement on Form S-1
Filed September 2, 2008
File No. 333-150878

Dear Mr. Ingram:

Thank you for your comment letter, dated September 12, 2008, issued by the staff of the Division of Corporation Finance with respect to the Registration Statement on Form S-1 referenced above with respect to Health Discovery Corporation (the “Company”).  On behalf of the Company, our client, we have prepared this reply to the comment letter.

For your convenience, we have copied the comments into this letter and included the response below.

Comment:

General

1.
We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated June 9, 2008.  No later than concurrently with any request for acceleration of the effective date, provide the representations as requested.  Note that the representations should be made by the company.

Response:

The Company agrees to provide, no later than concurrently with any request for acceleration of the effective date, the representations requested in your letter dated June 9, 2008.

Jay E. Ingram
United States Securities and Exchange Commision
September 15, 2008

Comment:

Exhibits

2.
Please provide us with an analysis as to why you have determined that the Development and License Agreement with DCL Medical Laboratories, LLC and the agreement with Patent Profit International to market your patent portfolio to prospective buyers/licensees do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company’s License and Development Agreement with DCL Medical Laboratories, LLC is not an agreement upon which the Company’s business is substantially dependent.  This License and Development Agreement allows DCL Medical Laboratories, LLC to use certain of the Company’s patents in order to do research and development with the goal of developing a more reliable diagnostic test.  It is not certain, however, whether the parties will be able to develop a successful test, and, if a test is developed, whether it will be accepted in the marketplace.  Further, the Company will not receive revenue as a result of this agreement until a test is developed and successfully commercialized.  The Company has not received any revenue from this agreement to date, and does not reasonable expect to receive any revenue during the 2008 fiscal year.  Therefore, the Company does not consider the License and Development Agreement with DCL Medical Laboratories, LLC to be a material contract.

Patent Profit International is a Silicon Valley-based patent brokerage firm.  The agreement with Patent Profit International is comparable to an investment bank engagement letter, pursuant to which Patent Profit International will undertake to identify a suitable buyer and/or licensee for part or all of the Company’s patents.  If Patent Profit International is able to identify such a buyer and/or licensee, and if the Company is able to negotiate a transaction with a third party that is in the best interest of the shareholders, then Patent Profit International will be entitled to a commission for its services.  While one aspect of the Company’s strategic vision is to sell or license portions of its patent portfolio to third parties, the Company does not view the agreement with Patent Profit International as an integral part to the Company’s successful execution of its strategy.  As such, the Company does not consider the agreement with Patent Profit International to be a material contract.  If the Company were to enter into a definitive agreement effecting a sale of a material portion of the Company’s patents, based on the circumstances today, the Company would expect to file such agreement as a material contract.

Comment:

Exhibit 5.1, Opinion of Powell Goldstein LLP

3.
Please provide us with an opinion of counsel that reflects the new amount of shares of common stock that are being registered as part of this registration statement.  Refer to Item 601(b)(5) of Regulation S-K.

Response:

Powell Goldstein LLP will issue an opinion of counsel that reflects the new amount of shares of common stock that are being registered as part of the registration statement.  The opinion will be included in the Company’s next Pre-Effective Amendment to Form S-1.

Jay E. Ingram
United States Securities and Exchange Commision
September 15, 2008

We trust this response has addressed your concerns.  Please do not hesitate to let us know any additional questions or comments that the staff may have.  Thank you.

Very truly yours,

/s/ Todd Wade
Todd Wade
For Powell Goldstein LLP
cc: Dr. Stephen D. Barnhill